Exhibit 99.1

LJ INTERNATIONAL ANNOUNCES ENZO GOLDEN WEEK SALES RISE 91%

STORE COUNT GROWS TO 182

HONG KONG, Oct 14, 2011 – LJ International Inc. (LJI) (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler, today announced that its ENZO retail division recorded a 91% year-over-year increase in sales during the National Day Holidays (or the “Golden Week”), driven by an expansion of retail network and a strong growth in comparable store sales.

Comparable store sales increased by 53% year-over-year during the period, with various geographical regions including South, Central and East China, showing pleasing performance.

ENZO added 28 stores from June 30, 2011, to have 182 stores at the end of September, 2011. It was operating 128 stores at the comparable period in 2010. The new stores are mostly located in tier one and tier two cities in China with 11 and 12 new stores added in tier one and tier two cities respectively. Of the total new openings, eight are in South China, including Fuzhou, Xiamen, Shenzhen and Hong Kong as the Company focuses on expanding its market share and extending ENZO’s presence in these affluent yet under penetrated areas. The recent openings have given ENZO a strong presence in 49 cities in China.

The Company expects to bring the total store count to approximately 200 stores throughout China by the end of 2011. Scheduled store openings for the remaining part of the year are mostly in major cities in East China and in mega cities including Beijing and Shanghai. These new store locations are chosen for their growing consumer base and their demand for affordable luxury jewelry.

“We are very pleased with ENZO’s performance, which has been delivering exceptional growth this year thus far and since its new growth phase starting last year,” said Yu Chuan Yih, Chairman and CEO of LJ International. “The performance during the Golden Week was exceptional, again testifying ENZO’s expansion strategy and our selective mapping of new stores in cities where our target market of the affluent middle-class is strongly emerging. ENZO will maintain this effective expansion strategy as it continues its store rollout while accelerating the expansion to deepen and broaden ENZO’s national presence.”

Mr. Yih added, “The National Day Golden Week sales performance is a good litmus test for the sentiment of the consumption market and the trend for the fourth quarter. The strong start strengthened our optimism in the continued robust performance of ENZO in the coming quarter.”

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com